                                                                    Exhibit 4(r)



(LIHIR SERVICES AUSTRALIA PTY LIMITED LOGO)

Lihir Services Australia Pty Limited

ABN 33 116 067 611

                                        Level 9, AAMI Building, 500 Queen Street
                                                     Brisbane QLD 4000 Australia
                                      (GPO Box 905, Brisbane QLD 4001 Australia)

                                                                tel 07 3318 3300
                                                                fax 07 3318 9203
                                                                www.lihir.com.pg

4 April 2006

Mr Paul Fulton
10 Signal Row
SHORNCLIFFE QLD 4017

Dear Paul

Further to our recent discussions, I am pleased to formally offer you employment with Lihir Services Australia Pty Ltd (the "Company") for the position of Chief Financial Officer of Lihir Gold Limited ("Lihir"). The Lihir Group consists of the Company, Lihir and their related bodies corporate.

If accepted by you, this letter sets out the terms and conditions on which you will be appointed. These terms and conditions will be taken to have been applicable from 30 September 2005 ("the commencement date").

1.   LOCATION

     Your position will be based in Brisbane, Queensland.

2.   RESPONSIBILITIES

2.1  CHIEF FINANCIAL OFFICER

     You will be Chief Financial Officer reporting directly to the Chief Executive Officer of the Lihir Group. Your role requires a direct working relationship with all senior management and contact with the Board of Directors of Lihir ("Board"). The Company reserves the right to change reporting structures according to organisational needs with time and circumstances.

2.2  COMPLY WITH DIRECTIONS AND POLICIES

     You must diligently perform the duties and exercise the powers assigned to or vested in you. You must:

     (a) (COMPLY WITH INSTRUCTIONS) comply with all lawful orders and instructions given by the Board or its delegates or the Chief Executive Officer;

     (b) (COMPLY WITH COMPANY'S POLICIES) comply with all rules, regulations, codes of conduct and policies established by the Lihir Group;

     (c) (ENSURE COMPANY COMPLIANCE) ensure the Lihir Group complies with applicable laws and regulations, including applicable listing rule disclosure requirements; and

An Australian subsidiary of
Lihir Gold Limited Incorporated in Papua New Guinea ARBN 059 005 766

                                       2.


     (d) (RELATED BODY CORPORATE) if the Company reasonably requires, perform services and hold office not only for the Company but also for related bodies corporate.

2.3  OUTSIDE DIRECTORSHIPS

     You must not, without the consent of the Chief Executive Officer, be a director of any other entity (other than a related body corporate of the Company) while employed by the Company.

2.4  DISCLOSURE OF YOUR BENEFITS AND SHAREHOLDINGS

     You must promptly give the Company any information you have or ought to have which a member of the Lihir Group needs to:

     (a) (REPORTING REQUIREMENTS) comply with reporting requirements, such as under applicable laws or under accounting standards;

     (b) (DISCLOSURE OBLIGATIONS) comply with disclosure obligations under the applicable listing rules (for example, under ASX listing rule 3.1);

     (c) (DISCLOSE INFORMATION) comply with any obligations to give or disclose information, such as relating to an offer of securities, a buy-back, a takeover bid, or a substantial holding; or

     (d) (INFORM SHAREHOLDERS) inform shareholders properly about a proposal referred by the Board to a meeting of some or all shareholders.

2.5  NO INTEREST IN OTHER BUSINESS

     Except as set out in this letter or with the prior permission of the Chief Executive Officer, you must not undertake any other trade, business or profession, become an employee, agent or contractor of another person or have any interest in another business.

     You must not hold any direct or indirect pecuniary interest in any club, corporation, council, group or trust that would compromise the duties required of an executive of the Lihir Group.

     You may, however, invest in:

     (a) (SECURITIES) securities of a corporation which does not carry on business similar to or in competition with the Company or a related body corporate; or

     (b) (LISTED SECURITIES) up to 0.5% of the securities of any corporation if those securities are of a class that are listed on a stock exchange; or

     (c) (INVESTMENT FUND) an investment or superannuation fund provided that neither the fund, the trustee of the fund nor its investment manager (if any) is controlled by you or any of your associates, and neither you nor any of your associates participate in decision-making by the fund or have the right to direct the fund to acquire or dispose of particular securities. For this purpose, your associates are deemed to include your spouse, parents, children, grandchildren and siblings and any entity that you or any of your spouse, parents, children, grandchildren and siblings control.

                                       3.


2.6  SECURITIES TRADING POLICY

     You must comply with the Lihir Group's securities trading policy in respect of your trading in Lihir's securities. This policy includes limiting the times when you are able to trade securities (a copy of the policy is available from the Company Secretary).

2.7  REPORTING

     You must report directly to the Chief Executive Officer or as directed by the Board. You must provide prompt and full information to the Chief Executive Officer or the Board regarding the conduct of the business of the Lihir Group in respect of the duties assigned to you, including any material issue within your knowledge affecting a member of the Lihir Group and any breaches or possible breaches by a member of the Lihir Group of applicable law or listing rules.

3.   REMUNERATION AND BENEFITS

3.1  CURRENCY

     Unless otherwise specified, all amounts referred to in this letter are in Australian dollars.

     Where allowances, remuneration or benefits require an exchange rate to be applied, the rate shall be determined by the Company.

3.2  SALARY

     Your Gross Base Salary will be $400,000 per annum inclusive of superannuation contributions (described further in clause 3.3). Your Gross Base Salary, after deducting amounts for taxation and superannuation, will be paid in equal monthly instalments around the middle of each month into your nominated bank account.

3.3  SUPERANNUATION CONTRIBUTIONS

     Each financial year, the Company will allow from your Gross Base Salary the minimum superannuation contribution required by applicable law in order to avoid a superannuation guarantee shortfall arising, and will contribute the sum allowed into a complying superannuation fund of your choice.

     In the absence of a legislative requirement to do so, the Company will contribute 9% of your salary to a superannuation fund nominated by you (which fund must be capable of accepting electronic funds transfers).

     You may elect to have additional superannuation contributions deducted from your salary, to the extent permitted by applicable law and the policies and procedures of Lihir Gold Limited and the relevant Superannuation Fund. Again, you may elect to have those contributions made to a complying superannuation fund of your choice.

3.4  SHORT TERM INCENTIVE

     In addition to your salary, you will be offered in respect of service in each year of your employment the opportunity to earn up to a further 35% of your Gross Base Salary (the Gross Base Salary offered under this letter is $400,000) each year by way of short term incentive. This incentive (or a relevant proportion of it) will be paid to you subject to the Chief Executive Officer

                                       4.


     (in consultation with the Board's Remuneration and Nomination Committee) determining that your short term incentive goals and criteria for the year concerned have been met.

     The performance criteria will be based on a range of corporate and personal performance measures, as determined each year by the Chief Executive Officer (in consultation with the Board's Remuneration and Nomination Committee).

     The amount of the short term incentive actually awarded to you for any year will be determined by the Chief Executive Officer, in consultation with the Board following the end of the year concerned, having regard to the above.

3.5  LONG TERM INCENTIVE

     Subject to obtaining necessary shareholder approvals, you will also be offered a long term incentive in respect of service in each year of your employment. A Long Term Incentive plan is to be developed generally consistent with the principles set out in the schedule to this letter and the notice convening the 2006 Annual General Meeting (which will prevail to the extent of any inconsistency), or as may otherwise be agreed with you from time to time.

3.6  TRAVEL

     The Company will pay your business related travel and accommodation expenses in accordance with Company policies.

3.7  OTHER EXPENSES

     The Company will pay or reimburse you for:

     (a)  (PHONE) all reasonable expenses for home and mobile phone costs;

     (b) (PROFESSIONAL MEMBERSHIPS) membership to CPA Australia and any reasonable continuing professional development expenses; and)

     (c) (WORK RELATED EXPENSES) all reasonable entertainment and other out of pocket expenses properly incurred in the performance of your duties upon you presenting proper records, such as invoices and receipts, reasonably required by the Chief Executive Officer.

3.8  RELOCATION EXPENSES

     The Company will pay or reimburse you for reasonable relocation expenses for your relocation from Lihir Island, PNG to Brisbane (which would include the costs for temporary rental accommodation and related fees and charges, and agents fees, stamp duty and conveyancing charges associated with the purchase of a home in Brisbane.

     The Company will also pay or reimburse you for any reasonable:

     (a)  storage costs incurred before the date of this letter; and

     (b)  removal costs,

     incurred in connection with your accepting employment with the Company, which have not been reimbursed by your previous employer.

                                       5.


4.   ANNUAL REMUNERATION REVIEWS

     The amount of your remuneration package will be reviewed once each year. If your remuneration package is increased, the increase will be paid from 1 March following the review. In reviewing your remuneration package, regard will be had to your performance against the criteria applicable to you.

     Your first review will be in respect of the period to take effect in March 2007.

     The Company is under no obligation to increase your remuneration package after any review.

5.   INDEMNITY, D&O INSURANCE AND OTHER INSURANCE

5.1  INDEMNITY

     Subject to the terms and conditions of your appointment, the Company will indemnify you to the fullest extent permitted by applicable law and the Company's Constitution, against any liability incurred by you as an officer of the Company acting in good faith.

5.2  D&O INSURANCE

     During the term of your employment and for 7 years thereafter, the Company will (subject to applicable law) use all reasonable efforts to ensure that as far as practicable (having regard to the cost of coverage and its availability) you are insured under a directors' and officers' liability insurance policy. The Company will pay the premiums on the policy except to the extent prohibited by applicable law.

5.3  HEALTH INSURANCE

     Cover for emergency evacuation from Papua New Guinea will be provided. This cover will also extend to medical expenses while on approved business travel overseas.

5.4  INSURANCE

     Workers' compensation payments will be provided in relation to injury or disease arising directly from, or in consequence of, employment with the Company in accordance with applicable law and the policies of the Lihir Group.

6.   ANNUAL AND OTHER LEAVE

6.1  ANNUAL LEAVE

     You will be entitled to 4 weeks annual leave each year.

6.2  SICK LEAVE

     You will also be entitled to ten days sick leave each year. This leave is cumulative. At the discretion of the Chief Executive Officer additional paid sick leave may be provided. You must notify the Chief Executive Officer of your inability to attend work as early as possible. You may be requested to supply a medical certificate in respect of absences in excess of 3 days. Accrued but untaken sick leave is not payable upon your employment ending.

                                       6.


6.3  LONG SERVICE LEAVE

     The Company will provide you with long service leave based on Queensland statutory entitlements.

6.4  SPECIAL LEAVE

     You are entitled to any special leave that is approved by the Chief Executive Officer.

7.   OTHER BENEFITS

7.1  ACCOMMODATION

     Accommodation and messing facilities on Lihir Island will be provided to you at the Company's expense while you are visiting Lihir Island.

8.   CONFIDENTIAL INFORMATION

8.1  PROPERTY OF THE COMPANY

     Confidential Information is and remains the property of the Company or of the related body corporate concerned. In this letter, Confidential Information means all information (whether or not it is described as confidential) concerning any past, present or future business, operations or affairs of the Company or of any of its related bodies corporate.

8.2  PROPER USE

     You must not, and must use best endeavours to ensure that third parties do not, disclose Confidential Information directly or indirectly in any form to anyone else, or use or copy Confidential Information in any manner which is not in the proper course of duties set out in this document and for the benefit of the Company or a related body corporate, except if and to the extent that:

     (a) (COMPANY AGREED) the Company has agreed in writing to the disclosure, use or copying;

     (b) (REQUIRED BY LAW) disclosure of Confidential Information is required to comply with any applicable law; or

     (c) (PUBLIC DOMAIN) the Confidential Information has come into the public domain otherwise than by breach of a provision of this document.

8.3  RETURN OF CONFIDENTIAL INFORMATION

     Immediately on your employment ending, you must:

     (a)  (RETURN) return to the Company all Confidential Information; and

     (b) (PERMANENTLY DELETE) permanently delete so that it is incapable of retrieval any Confidential Information stored electronically and return any computer supplied by the Company.

                                       7.


8.4  CONTINUATION

     The obligations in this clause 8 continue to apply after your employment ends.

9.   MEDICAL EXAMINATIONS

     If required by the Company, you agree to undergo a medical examination (at the expense of the Company) upon you ceasing to be employed, and consent to the disclosure of the results to the Company.

10.  TERMINATING EMPLOYMENT

10.1 RESIGNATION BY YOU

     (a) You may resign from your employment by giving the Company not less than 3 months' written notice.

     (b) If you resign, the Company may, for part or all of the period of notice required by paragraph (a), require you to take special leave of absence on full pay as from an earlier date notified by the Company and require you to forthwith resign your office as a director of any Lihir Group company.

10.2 EMPLOYMENT TERMINATED BY THE COMPANY

     The Company may terminate your employment by giving you not less than 3 months' written notice. In this event, the Company may require you to take special leave of absence on full pay during some or all of the notice period and require you to resign forthwith your office as a director of any Lihir Group company.

10.3 IMMEDIATE TERMINATION BY COMPANY

     The  Company may terminate your employment immediately if you:

     (a) (BANKRUPT) become bankrupt or make an arrangement or composition with creditors;

     (b) (BREACHES DOCUMENT) wilfully commit any breach of a provision of this letter;

     (c) (FRAUD) in the opinion of the Board, commit any act of fraud, dishonesty or other serious misconduct;

     (d) (SERIOUS MISCONDUCT) are guilty of any serious misconduct or wilful neglect in the discharge of your duties; or

     (e) (UNSOUND MIND) become of unsound mind or are placed under the control of any committee or office under any law relating to mental health.

10.4 PAYMENT OF ACCRUED BENEFITS

     If your employment is terminated for any reason, the Company must pay to you:

     (a) (SALARY) your salary payable up to and including the date of termination; and

                                       8.


     (b) (ACCRUED HOLIDAY PAY) any amount due for accrued holiday pay and pro-rata holiday pay for an incomplete qualifying year.

10.5 ADDITIONAL PAYMENT UPON TERMINATION IN CERTAIN CIRCUMSTANCES

     If (and only if) your employment is terminated as a result of:

     (a) the Company giving you notice under clause 10.2 (save that in the event that such notice is given by the current Chief Executive Officer on or before 30 September 2006, clause 10.6 shall apply rather than this clause 10.5); or

     (b) you giving notice of resignation within 2 months after a material change (other than by agreement with you),

     then the Company must pay you the sum determined as set out below, less applicable tax:

IF YOUR EMPLOYMENT IS TERMINATED...       ... THE AMOUNT THE COMPANY MUST PAY YOU IS ...

On or before the first anniversary of     (Gross Base Salary / 12) x 24
the date of your commencement
(commencement date) under the terms of    plus
this letter
                                          Gross Base Salary x 35%

After the first anniversary of the        (Gross Base Salary / 12) x (24 - N)
commencement date, but not later than
the end of the 30th month after the       where N equals the number of full
commencement date                         calendar months after the first
                                          anniversary of the commencement date

                                          plus

                                          Gross Base Salary x 35%

After the 30th month from the date of     (Gross Base Salary / 12) x 6
your commencement under the terms of
this letter (i.e., after 2.5 years)       plus

                                          Gross Base Salary x 35%

For the purposes of this clause, MATERIAL CHANGE means:

     (a)  a substantial reduction by the Company of your Gross Base Salary; or

     (b) a significant diminution in the status or role of the position in which you are employed, other than where you have declined the opportunity to be reassigned to another role for which you are reasonably suited by experience, training and qualifications which would not involve such a diminution; or

                                       9.


     (c) subject to the terms of this letter, any other change which at common law (as it applies in the Australian State of Queensland) would constitute conduct by the Company, entitling you to accept the Company's conduct as repudiating the contract and enabling you to terminate the employment.

10.6 TERMINATION WITHIN 12 MONTHS

     If (and only if) your employment is terminated by the current Chief Executive Officer giving you notice under clause 10.2 on or before 30 September 2006, then the Company must pay you, less applicable tax, an amount equivalent to 135% of your Gross Base Salary.

10.7 COMPLETE STATEMENT OF ENTITLEMENTS

     You acknowledge and agree that the entitlements set out in this letter are an exhaustive statement of your entitlements in each circumstance of your employment being terminated. You will have no further claim against the Company for loss of office other than as specified in this letter.

11.  RETURN OF PROPERTY AND DOCUMENTS

     Immediately on your employment ending or at any other time requested by the Company, you must deliver to the Company or its authorised representative:

     (a) (COMPANY PROPERTY) all property belonging to the Company that you have or can reasonably obtain (for example cards, keys, equipment, computers, faxes, telephones); and

     (b) (RECORDS) anything on which Confidential Information is recorded (for example document and computer disks).

12.  NOTICES

     A notice, consent or other communication under this letter is only effective if it is in writing, signed and either left at the addressee's address or sent to the addressee by mail or fax. If it is sent by mail, it is taken to have been received 3 working days after it is posted. If it is sent by fax, it is taken to have been received when the addressee actually receives it in full and in legible form.

     Our respective addresses and fax numbers are those set out below, or as we may subsequently notify each other:

     YOUR ADDRESS

     Address: 10 Signal Row, Shorncliffe, Queensland, 4017

     THE COMPANY

     Address: GPO Box 905, Brisbane, Queensland, 4001
     Fax number: (07)3318 9203
     Attention: Company Secretary

13.  SEVERABILITY

     If any provision of our agreement is invalid or unenforceable that part of the agreement will be modified if possible so that it is enforceable. All other provisions capable of separate enforcement continue to operate.

                                       10.


14.  ENTIRE AGREEMENT

     This letter constitutes the entire contractual agreement between the Company and you about the subject matter with which it deals. You acknowledge that you were not induced to enter the employment by any material representation or statement which is not reflected in this letter.

15.  GOVERNING LAW

     Our agreement constituted by your acceptance of this offer is to be governed by and construed in accordance with the law in force in Queensland, Australia. We and you will:

     (a) submit to the non-exclusive jurisdiction of the courts of Queensland, Australia, and any court that may hear appeals from those courts, for any proceedings in connection with our agreement; and

     (b) waive any right we or you may have to claim that those courts are an inconvenient forum.

     Paul, we are delighted to offer you the role of Chief Financial Officer of Lihir and look forward to receiving your acceptance of the above terms and conditions.

Yours sincerely


/s/ Arthur Hood
---------------------------------------
Arthur Hood
Chief Executive Officer

I accept the above offer.


/s/ Paul Fulton
---------------------------------------   4 April 06
Paul Fulton                               Date

                                       11.


     SCHEDULE - LONG TERM INCENTIVE PLAN

1. [NOTIONAL ALLOCATION] The Company may (in its absolute discretion) determine to award you a number of rights which is equal to a notional allocation of a number of Lihir ordinary shares as at a date determined by the Company (ALLOCATION DATE), subject to any necessary shareholder approval under applicable law or listing rules. This number of rights is referred to below as the "TARGET NUMBER" and equates to the maximum number of Lihir ordinary shares which you may become entitled to receive under the long term incentive plan in respect of a period commencing on the allocation date (a PERFORMANCE PERIOD).

2. [CALCULATION OF TARGET NUMBER] The Target Number will be calculated by dividing 35% of your Gross Base Salary (in Australian dollars) or if your if your Gross Base Salary is in a currency other than Australian dollars, in the Australian dollar equivalent of 35% of your Gross Base Salary, by the VWAP. For the purpose of determining the Australian dollar equivalent of the relevant amount, the conversion rate to be applied will be the mid rate applied by the Commonwealth Bank of Australia on the last day of the period over which the VWAP is to be calculated (or such other rate as the Board reasonably determines). The VWAP is the volume weighted average sale price of all Lihir ordinary shares sold on the Australian Stock Exchange over the 20 trading days up to but excluding the allocation date.

3. [PERFORMANCE HURDLES] At the commencement of the performance period, the Board will also set performance hurdles for the period. The performance hurdles will be related to assessments of your contributions to the long term value of the Company. Specifically (unless otherwise determined by the Board):

     (a) [STRATEGIC PERFORMANCE] 20% of the Target Number will be assessed by the Chief Executive Officer and the Board against your contribution to raising the long-term value of the Company, assessed against performance measures specifically set by the Chief Executive Officer and the Board.

     (b) [NET PRESENT VALUE PERFORMANCE] 20% of the Target Number will be assessed by the Board against changes in the present value of the Company. This assessment is to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors.

     (c) [PERFORMANCE AGAINST PEERS] 30% of the Target Number (the TSR GOLD ACCUMULATION SHARES) will be assessed by the Board against the performance of the:

          (i) Company's average annual "total shareholder return" over the accumulated performance period against allocation date VWAP (expressed as a percentage); and

          (ii) average annual "total shareholder return" of the Comparator Group over the accumulated performance period against the Comparator Group's VWAP on the allocation date (expressed as a percentage).

     If the Company's average annual total shareholder return performance when compared (as noted below) with the Comparator Group's average annual total shareholder return performance:

          (iii) is greater by 10% or more, you will be entitled to all TSR gold accumulation shares;

                                       12.


          (iv) does not exceed the Comparator Group's average annual total shareholder return performance, you will not be entitled to any TSR gold accumulation shares; and

          (v) is greater by an amount of less than 10%, you will be entitled to a pro rated number of TSR gold accumulation shares calculated on a straight line basis.

     The comparison will be calculated by taking the Company's average annual total shareholder return performance over the accumulated performance period ("A") and subtracting the Comparator Group's average annual total shareholder return performance over the same period ("B") (that is, A - B), and then dividing the resulting number by B.

     (d) [GROWTH PERFORMANCE] 30% of the Target Number (the TSR GROWTH SHARES) depend on the extent to which the Company's average annual "total shareholder return" increases over the accumulated performance period compared to the allocation date VWAP (expressed as a percentage). If the average annual total shareholder return increases by:

          (i) 15% or more, you will be entitled to all of the TSR growth shares;

          (ii) 5% or less, you will not be entitled to any TSR growth shares;
               and

          (iii) more than 5% but less than 15%, you will be entitled to a pro rated number of TSR growth shares calculated on a straight line basis.

          Relevant concepts:

          "Total shareholder return" is broadly, share price growth and dividends reinvested, excluding the impact of franking credits and taxation. It is to be calculated in the manner determined by the Board. Where it is calculated for a period greater than a year, an average annual return will be used.

          "Accumulated performance period" is the period starting on the allocation date and ending at the end of the performance period determined by the Board.

          Where the starting or end point of an entity's total shareholder return is calculated for a period, the calculation will be based on the volume weighted average sale price of the relevant entity's shares sold on the relevant stock exchange for the 20 trading days up to but excluding the starting or end date (as the case may be).

          All calculations will be in Australian dollars, with amounts in non-Australian currencies converted into Australian dollars using the mid rate published by the Commonwealth Bank of Australia as at the date of the calculation, as determined by the Company.

          The Comparator Group will initially comprise Newmont, PlacerDome, Barrick, Newcrest, AngloGold, Oxiana, Goldfields (South Africa), Rio Tinto Limited, Harmony and Croesus. The performance of the Comparator Group will be calculated using a simple unweighted average. The Board can adjust the composition of the Comparator Group and the way its performance is calculated, if the composition of the group materially changes.

4. [DETERMINATION] After the end of a performance period, the Board will determine the actual number of Lihir shares to which you become entitled having regard to the extent to which the applicable performance hurdles described above have been met (the ACHIEVED NUMBER). This will not exceed the Target Number. You will be notified of the outcome of the determination. If the

                                       13.


     Achieved Number is less than the Target Number, the number of rights that is equal to the difference between Target Number and the Achieved Number will lapse at this time.

5. [DELIVERY OF SHARES] Following the determination, you may give the Company written notice exercising your rights to be provided with the number of Lihir ordinary shares determined in accordance with the above (i.e., the Achieved Number). Subject to applicable law and listing rules (including obtaining any necessary shareholder approval), the Company will then procure delivery to you of the number of Lihir ordinary shares determined in accordance with the above (i.e., the Achieved Number), subject to you giving the undertaking referred to in paragraph 6 below. The shares so delivered will rank equally as from their date of delivery with all other fully paid ordinary shares in the Company.

6. [RESTRICTION ON DISPOSAL] If shares are delivered to you, you will be required to undertake in favour of the Company that, except with the prior permission of the Board, you will not sell, transfer, encumber or otherwise dispose of the shares (or any interest in them) before a three year period has elapsed. The shares will be liable to forfeiture within this period in certain, limited circumstances outlined more fully in the notice convening the 2006 Annual General Meeting. Alternative circumstances are also referred to wherein the shares may be sold or dealt with by you within this three year period.

7. [DIVIDENDS AND VOTING] You will be entitled to all dividends and other distributions paid on the shares during the period referred to in paragraph 6 above and (subject to applicable law and listing rules) to vote the shares at general meetings.